EXHIBIT C

Exchange Offer Commitment and Support Agreement

September 4, 2009

Arthur A. Rodney

Chairman of the Board

Ambassadors International, Inc.

1071 Camelback Street

Newport Beach, CA 92660

Dear Art:

We refer to our recent discussions regarding the proposed exchange offer (the “Exchange Offer”) by Ambassadors International, Inc. (the “Company”) to accept tenders of up to 100% of the Company’s outstanding 3.75% Convertible Senior Notes due 2027 (the “Convert Notes”), of which approximately $97 million in aggregate principal amount is currently outstanding, in exchange for (1) up to an aggregate of $26.5 million aggregate principal amount of the Company’s new non-convertible senior secured notes (the “New Notes”) and (2) up to an aggregate of 22,346,534 newly-issued shares of common stock of the Company (the “New Shares”). The undersigned beneficial owner(s) of the Convert Notes identified on the signature page(s) hereto (such beneficial owner or owners, the “Noteholder”) and the Company hereby agree as follows (this Exchange Offer Commitment and Support Agreement being referred to hereinafter as this “Agreement”):

1.         Commitment to Launch Exchange Offer. The Company and the Noteholder agree to work in good faith towards launching the Exchange Offer as promptly as practicable. The Company and the Noteholder agree to work in good faith towards agreeing upon definitive documentation for the Exchange Offer that incorporates reasonably acceptable terms, it being agreed that such reasonably acceptable terms shall be based on the terms set forth in this Agreement and the Term Sheet attached hereto as Annex A. Unless this Agreement is terminated in accordance with its terms, the Company and its affiliates and the Noteholder and its affiliates shall not pursue, work on or negotiate (or authorize their officers or representatives to pursue, work on or negotiate) any other restructuring proposal for the Company; provided that the Company may continue to pursue, work on and negotiate the two existing alternative proposals described in a letter from the Company to the Noteholder (the “Two Existing Proposals”) and may, after written notice to the Noteholder, pursue, work on and negotiate any unsolicited alternative transaction for the Company if the board of directors of the Company (the “Board”) determines in good faith, after consultation with counsel, that such unsolicited alternative transaction would, if consummated, result in a transaction that is more favorable to the Company than the Exchange Offer (an “Unsolicited Alternative Transaction”). It is understood that the proviso to the preceding sentence shall not be deemed a waiver by the Noteholder of any of its rights under the terms of the Convert Notes and the related indenture with respect to, or a consent by the Noteholder to, either of the two Existing Proposals or any Unsolicited Alternative Transaction.

2.         Termination of Commitment to Launch Exchange Offer. The Company or the Noteholder may terminate this Agreement upon written notice to the other that it is unable to reach agreement on reasonably acceptable terms for definitive documentation for the Exchange Offer after working in good faith as set forth in Section 1. In addition, either the Company or the Noteholder may terminate this Agreement upon written notice from the Company to the Noteholder that the Board has determined in good faith in accordance with the preceding paragraph that one of the Two Existing Proposals or an Unsolicited Alternative Transaction would, if consummated, result in a transaction that is more favorable to the Company than the Exchange Offer or that the Board has otherwise determined in good faith that the consummation of the Exchange Offer is inconsistent with the directors’ fiduciary duties. In the event of a material breach of this Agreement by the Company or the Noteholder, the non-breaching party may terminate this Agreement by written notice to the other. Upon the termination of any other Exchange Offer Commitment and Support Agreement between the Company and any other holder of Convert Notes (an “Other Exchange Offer Commitment and Support Agreement”), this Agreement shall automatically terminate.

3.         Agreement to Participate in and Support the Exchange Offer. Subject to the terms and conditions of this Agreement, and provided this Agreement has not been terminated in accordance with Section 2 or Section 4:

(a)       The Noteholder (i) shall tender (or cause to be tendered) all Convert Notes (free and clear of any encumbrances or restrictions) now owned or hereafter acquired by it pursuant to and in accordance with the Exchange Offer within ten (10) days following the commencement by the Company of the Exchange Offer and (ii) shall not withdraw or revoke any such tender unless and until this Agreement is terminated in accordance with Section 4.

(b)       The Noteholder shall not, so long as this Agreement remains in effect (i) Transfer (as defined below) any of the Convert Notes now owned or hereafter acquired by it, in whole or in part, (ii) grant any power-of-attorney or other authorization or consent in or with respect to any such Convert Notes, (iii) deposit such Convert Notes into a voting trust or enter into a voting agreement or arrangement with respect to such Convert Notes, or (iv) take any other action with respect to such Convert Notes that would in any way restrict, limit or interfere with the performance of such Noteholder’s obligations hereunder or the transactions contemplated hereby; provided, however, the Noteholder shall have the right to Transfer Convert Notes to any transferee which has entered into an Exchange Offer Commitment and Support Agreement with the Company substantially identical to this Agreement or a joinder in the form attached as Annex B to this Agreement or any such substantially identical Exchange Offer Commitment and Support Agreement. For purposes of this Agreement, “Transfer” means, directly or indirectly, to (i) sell, pledge, encumber, grant an option with respect to, transfer or dispose of such security or any interest in such security to any person other than the Company, (ii) enter into an agreement or legally binding commitment contemplating the possible sale of, pledge of, encumbrance of, grant of an option with respect to, transfer of or disposition of, such security or any interest therein to any person other than the Company or (iii) reduce the Noteholder’s beneficial ownership of, interest in or risk relating to, such security.

(c)       The Noteholder shall permit public disclosure, including in a press release and in documents filed with the Securities and Exchange Commission (SEC”), of the contents of this Agreement; provided, however, that, except to the extent required by applicable law and SEC rules and regulations, no such disclosure shall include the name of the Noteholder without the prior written approval of the Noteholder in its sole discretion. The Noteholder shall be given the opportunity to review in advance and, if desired, comment upon, any proposed public disclosure of this Agreement.

(d)       The Noteholder shall not object to, or otherwise commence any proceeding to oppose, the Exchange Offer and shall not take, or permit any of its affiliates or representatives to take, any action that (i) is inconsistent with its obligations hereunder or (ii) would reasonably be expected to delay the consummation of the Exchange Offer.

(e)       The Noteholder further agrees that any Notes directly or indirectly acquired by such Noteholder following the date of this Agreement shall be subject to the terms and conditions of this Agreement and shall be tendered by the Noteholder as if such Notes had been held by such Noteholder as of the date hereof.

(f)        The Noteholder represents and warrants that it is the sole “beneficial owner” (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended) of the principal amount of the Convert Notes set forth on Schedule 1, with full power and authority to dispose of such Notes and to exchange, assign and Transfer the Notes in the Exchange Offer, and the Noteholder has not lent or agreed to lend such Convert Notes to any third party.

4.         Termination of Agreement to Participate in and Support the Exchange Offer. The obligations of the Noteholder set forth in Section 1 and Section 3 above shall terminate automatically if any of the following shall occur:

(a)       The Exchange Offer shall not have been commenced by October 15, 2009;

(b)       The Exchange Offer shall not have been consummated within 60 days after the commencement thereof; or

(c)       The Company shall have provided written notice to the Noteholder that it has determined not to proceed with, or has determined to terminate, the Exchange Offer.

5.         Consummation of Exchange Offer. Following commencement of the Exchange Offer, the Company shall use all commercially reasonable efforts to cause the Exchange Offer to be consummated in accordance with its terms, so long as the conditions to such consummation specified in the Exchange Offer documentation are satisfied.

6.         Director Nomination. Within two (2) business days of the consummation of the Exchange Offer, the Company shall hold a special meeting of its Board and the Board shall elect as a director of the Company at such meeting a suitably qualified (as reasonably determined by the Noteholder) individual designated in writing by the Noteholder not later than one week before the initially scheduled expiration date of the Exchange Offer on the condition that at least 58% of the outstanding Convert Notes (i.e., $56,260,000 in principal amount) are acquired in the Exchange Offer.

7.	Representations. Each party represents and warrants that:

(a)       It is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has all requisite corporate, partnership or other power and authority to enter into this Agreement and to carry out the transactions contemplated by, and perform its respective obligations under, this Agreement.

(b)       The execution and delivery of this Agreement and the performance of its obligations hereunder have been duly authorized by all necessary corporate, partnership or other action on its part.

(c)       The execution, delivery and performance by it of this Agreement does not and will not (i) violate any order, judgment or provision of law, rule or regulation applicable to it or its properties or (ii) conflict with, result in the breach of, or constitute (with due notice or lapse of time or both) a default under, any material contractual obligations to which it is a party or its certificate of incorporation, bylaws or other governing instruments.

(d)       Assuming the due execution and delivery of this Agreement by the other parties, this Agreement is the legally valid and binding obligation of it, enforceable against it in accordance with its terms, except as such enforceability may be subject to bankruptcy, moratorium, insolvency, reorganization, voidable preference, fraudulent conveyance and other similar laws relating to, or affecting, the rights of creditors or the obligations of debtors generally and except as the same may be subject to the effect of general principles of equity.

8.         Effective Date. This Agreement shall become effective on the date that the Company enters into separate Exchange Offer Commitment and Support Agreements with other unaffiliated holders of Convert Notes that represent to the Company that they beneficially own in the aggregate a sufficient principal amount of Convert Notes that, when such amount is added to the amount set forth on Schedule 1, the total equals at least $56,260,000 (i.e., 58% of the outstanding principal amount of the Convert Notes), in each case, on terms agreed between the Company and such other holder but containing agreements to substantially the same effect as those contained herein.

9.         Expense Reimbursement. The Company shall reimburse the Noteholder for all reasonable, documented, out-of-pocket fees and expenses of the Noteholder (including fees and expenses of outside counsel) incurred after August 1, 2009 associated with the Exchange Offer and the preparation, review, negotiation, execution and delivery of any Exchange Offer documentation (including documents seeking stockholder approval for the Exchange Offer) and any amendment or waiver with respect thereto requested by the Company, regardless of whether this Agreement is terminated for any reason or the Exchange Offer is commenced or is consummated; provided, however, that if this Agreement is terminated by the Company due to a material breach by the Noteholder, the Company shall not be liable for any fee or expense reimbursement obligation hereunder (although, for the avoidance of doubt, this proviso shall not limit any obligation with respect to jointly incurred expenses that are incurred prior to such breach which the Company is obligated to reimburse under any Other Exchange Offer Commitment and Support Agreement). Nothing in this Section 9 shall limit in any manner whatsoever the rights of the Company with respect to any breach hereof by the Noteholder, all such rights being expressly reserved. The Noteholder shall cause its counsel to make a good faith effort to monitor and to provide the Company with an update on the aggregate fees and expenses for which the Company is liable under this Agreement and the Other Exchange Offer Commitment and Support Agreements if and whenever such counsel learns that such fees and expenses in the aggregate exceed $100,000 or an increment of $50,000 above $100,000 within three (3) business days after learning that such fees and expenses exceed any such level. This Section 9 shall survive the termination of this Agreement.

10.       Governing Law; Waiver of Trial by Jury. THIS AGREEMENT SHALL BE GOVERNED BY THE LAWS OF THE STATE OF NEW YORK APPLICABLE TO CONTRACTS TO BE EXECUTED AND PERFORMED ENTIRELY IN SUCH STATE. EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT.

11.       Miscellaneous. This Agreement constitutes the entire agreement between the Company and the Noteholder with respect to the subject matter hereof. This Agreement is not intended to confer upon any person or entity other than the parties hereto any rights or remedies hereunder. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any party without the prior written consent of the other parties hereto. Any purported assignment without such consent shall be void. This Agreement may only be amended by a writing signed by all the parties hereto. Each party agrees that money damages would not be a sufficient remedy for any breach of this Agreement by any party and that each non-breaching party shall be entitled to specific performance or injunctive or other equitable relief as a remedy for any such breach. It is the desire and intent of the parties that the provisions of this Agreement be enforced to the fullest extent permissible under the law and public policies applied in each jurisdiction in which enforcement is sought. Accordingly, in the event that any provision of this Agreement would be held in any jurisdiction to be invalid, prohibited or unenforceable for any reason, such provision, as to such jurisdiction, shall be ineffective, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction. Notwithstanding the foregoing, if such provision could be more narrowly drawn so as not to be invalid, prohibited or unenforceable in such jurisdiction, it shall, as to such jurisdiction, be so narrowly drawn, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction. All parties agree to cooperate fully and to execute any and all supplementary documents and to take all additional actions that may be necessary or appropriate to give full force to the basic terms and intent of this Agreement and that are not inconsistent with its terms. Whenever the words “included,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

[Signature pages follow.]

If the foregoing is in accordance with your understanding of our agreement, please sign and return a counterpart hereof, whereupon this Agreement, along with all counterparts, will become a binding agreement between the Company and the Noteholder in accordance with its terms.

Very truly yours,

WHIPPOORWILL ASSOCIATES, INC., as agent for its discretionary accounts

By	/s/ Shelley Greenhaus
	Name:	Shelley Greenhaus
	Title:	Principal

Address:
11 Martine Avenue, 11th Floor White Plains, New York 10606 Facsimile: 914-683-1242

Acknowledged and agreed:

AMBASSADORS INTERNATIONAL, INC.

By:	/s/ Arthur A. Rodney
Name:	Arthur A. Rodney
Title:	Chief Executive Officer

Whippoorwill Exchange Offer Commitment and Support Agreement